SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 –  00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                )

TABLE OF CONTENTS

Press Release dated February 27, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

/s/ Roberto Jaquinto

Name: Roberto Jaquinto Title: Executive Officer for Administration

PRESS RELEASE

Eni — Preliminary results for 2001: net income euro 7.7 billion (up 34%); a record for the third consecutive year

•	Proposed dividend: euro 0.75 per share (up 77%)

•	Total capital expenditures: euro 11 billion (up 14%)

•	Hydrocarbon production: 1,369,000 boe1 /day (up 15%)

•	Proved hydrocarbon reserves: 6,929 million boe (up 15%)

Eni SpA’s Board of Directors in its meeting of February 27, 2002 examined Eni’s 2001 preliminary consolidated financial statements which showed a record net income of euro 7,745 million with an increase of euro 1,974 million over 2000, up 34.2%, mainly due to: (i) an euro 2,350 million increase in net extraordinary income related to higher gains on disposals (euro 3,353 million) generated in particular by the offering of 40.24% of the share capital of Snam Rete Gas SpA, the sale of part of the Group’s real estate portfolio and of the Polyurethane business in the Petrochemical segment, offset in part by an euro 1,003 million increase in extraordinary expense due to higher restructuring charges, in particular in the Petrochemical segment; (ii) lower income taxes (euro 806 million) related to the effects of the voluntary revaluation of assets as per Law 342/2000 carried out by some of Eni’s subsidiaries in 2000. These positive factors were offset in part by: (i) an euro 384 million decrease in operating income (down 3.6%), due in particular to the decline in oil prices; (ii) the negative change amounting to euro 323 million in the balance of financial income/expense due to higher net borrowings; (iii) the euro 249 million negative change in the balance of income/loss on investments due mainly to higher losses recorded by subsidiaries; (iv) the share of profits of Snam Rete Gas attributed to minorities due to the offering (euro 232 million). Despite the 16% decline in selling prices realized by Eni on oil and the euro 336 million decrease in operating income generated by the Petrochemical segment, net income before non-recurring items (minus euro 1,995 million) and the attribution to minorities of net income generated by Snam Rete Gas (plus euro 232 million) increased by 3.1% (euro 5,982 million as compared to euro 5,804 million in 2000). In consideration of Eni’s results of operations, the significant amount of gains on disposals, as well as the number of own shares held, the Board of Directors resolved to propose to the General Shareholders’ Meeting of May 29 and 30, 2002, on first and second call respectively, to distribute a dividend of euro 0.75 per share (euro 0.424, in 2000), a 76.9% increase. Pay-out therefore amounts to 37%. Dividends will be paid out starting from June 27, 2002; the ex-dividend date is June 24, 2001. Eni’soperating income (euro 10,388 million) decreased by euro 384 million over 2000, down 3.6% (1.8% without taking into account the impact of non-recurring items) due to:

•	a decrease in operating income generated by the Exploration and Production segment, (euro 619 million, down 9.4%), due to the decline in selling prices realized by Eni on oil (down 16%), whose effects were offset in part by the contribution of Lasmo (euro 275 million), increased natural gas production sold in Italy (5.4 million

1	Barrels of oil equivalent.

boe, up 6.1%), higher selling prices realized by Eni on natural gas (up 1.5%), the appreciation of the dollar over the euro (3%) and lower costs;

•	an euro 336 million increase in losses registered by the Petrochemical segment (its operating loss amounted to euro 332 million as compared to the operating income of euro 4 million generated in 2000) due mainly to the decline in product margins (down 14%) and volumes sold (down 6%) related to the decline in demand for petrochemical products, as well as the effect of lower prices on inventories evaluation.

These decreases were offset in part by:

•	an increase in operating income generated by the Natural Gas segment (euro 456 million, up 14.5%), due mainly to higher margins in primary distribution, a decrease in costs and higher volumes sold in Italy and outside Italy in secondary distribution, whose effects were offset in part by a change in the sale mix in primary distribution and lower margins in secondary distribution;

•	an increase in operating income of the Oilfield Services and Engineering segment (euro 111 million, up 77,1%), resulting from the positive trend of the oilfield services activity;

•	an increase in operating income of the Electricity Generation segment (euro 38 million, up 135.7%), resulting mainly from higher selling margins of electricity.

Operating income generated by the Refining and Marketing segment (euro 985 million) remained at approximately the same high level of year 2000, as the decline in refining margins (margin on Brent was down 50.6%) was almost completely offset by an increase in retail margins of refined products in Europe, lower provisions to the reserve for environmental charges and lower costs.

Cost reduction and efficiency improvement actions allowed to obtain savings amounting to euro 475 million (including Lasmo), offsetting almost completely increases due to salary increases, inflation and the effect of the appreciation of the dollar over the euro. Savings obtained in 2001 brought total savings in the 1999-2001 period to euro 1,196 million, or 40% of the euro 3 billion target set for 2005

Return on average capital employed (ROACE)2 increased significantly to 24% (21.5 in 2000).

Total capital expenditures were euro 11,209 million increasing by euro 1,394 million over 2000, up 14.2%.

Capital expenditures for investments amounted to euro 4,632 million (4,384 in 2000) and referred in particular to the completion of the purchase of Lasmo for a total of euro 4,128 million (including net borrowings for euro 970 million), the purchase of 50% of Polimeri

2	Ratio between net income before minority interests, plus net financial charges on net financial debt less the related tax effect and net average capital employed.

Europa, the remaining 50% already owned by Eni (euro 204 million) and of three engineering companies (for a total of euro 69 million) in the oilfield services activity.

Capital expenditure in tangible and intangible assets amounted to euro 6,577 million with a 21,1% increase and approximately 81% of these related to the Exploration and Production, Natural Gas and Electricity Generation segments.

Net borrowings amounted to 9,888 millions of euro, an euro 2,146 million increase over December 31, 2000, as compared to approximately euro 16 billion of financial requirements. In fact, cash provided from operating activities and gains from disposals (related in particular to the euro 2,202 million generated by the offering of 40.24% of the share capital of Snam Rete Gas, euro 1,400 million generated by the sale of real estate and euro 424 million generated by the sale of the Polyurethane business) allowed to cover most of Eni’s financial requirements for: (i) capital expenditures and investments (euro 11,209 million); (ii) the payment of substitute taxes (euro 2,166 million) concerning the voluntary revaluation of assets as per Law 342/2000; (iii) distribution of dividends for 2000 (euro 1,664 million); (iv) own shares buy-back (euro 1,494 million). The net borrowings-to-equity ratio, including minority interests, was 0.34 (0.32 at 31 December, 2000).

In 2001, a total of 110 million own shares for euro 1,494 million (at the average price of euro 13.58 per share) were purchased. From the beginning of the share buy-back program (September 1, 2000) to February 26, 2002 Eni purchased 158 million own shares, corresponding to 3.96% of its share capital, for a total of euro 2,126 million (at an average price of euro 13.42 per share), which corresponds to 62.52% of the maximum amount authorized by the General Shareholders’ Meeting (euro 3.4 billion).

In 2001 daily hydrocarbon production amounted to 1,369,000 boe with an increase of 182,000 boe over 2000, up 15.3%. In February 2002 daily production amounted to 1,466,000 boe. The 15.3% increase launches Eni towards the daily production target of 1.7 million boe set for 2005 which Eni can attain by developing assets in portfolio. Production increase in 2001 (207,000 boe, up 24.2%) was obtained entirely outside Italy due to the acquisition of Lasmo (201,000 boe) and internal production growth and startups in particular in fields located in the United Kingdom, Egypt (gas), Norway, the Congo and Angola, whose effects were offset in part by declines in some fields. The share of production outside Italy was 78% (71% in 2000). In Italy production decreased by 25,000 boe, down 7.5%, due in particular to the decline of gas fields, whose effects were offset in part by startups of natural gas fields in the Adriatic offshore and production increases in the Val d’Agri following the entry into service of the Monte Alpi pipeline carrying oil to Eni’s Taranto refinery in the fourth quarter of 2001.

Proved hydrocarbon reserves reached 6,929 million boe, a 921 million boe increase over December 31, 2000, up 15.3%. The 1,432 million boe increase in reserves, of which 764 million boe deriving from acquisitions, was offset in part by production and disposals. The increase in proved reserves allowed to replace 282% of production; 142% without taking into account the effect of the acquisition of Lasmo. The average reserve life index is 13.7 years (14.0 in 2000).

*    *    *

Eni’s Board of Directors also examined Eni’s preliminary financial statements which recorded net income amounting to euro 3,683 million, with an euro 257 million increase over 2000.

The results of operations of Eni in 2001 and in the fourth quarter of 2001 are also available in Pdf format.

San Donato Milanese, February 27, 2002

ENI PRELIMINARY RESULTS FOR 2001

RESULTS OF OPERATIONS

STATEMENTS OF INCOME

(million €)
Fourth quarter

2000	2001	% Ch.		2000	2001	% Ch.

14,635	12,557	(14.2)	Net sales from operations	47,938	48,925	2.1
488	328	(32.8)	Other income and revenues	905	921	1.8
(10,544)	(8,922)	(15.4)	Operating expenses	(34,228)	(34,687)	1.3
4,579	3,963	(13.5)	Gross operating margin	14,615	15,159	3.7
(1,156)	(1,375)	18.9	Depreciation, amortization and writedowns	(3,843)	(4,771)	24.1
3,423	2,588	(24.4)	Operating income	10,772	10,388	(3.6)
			Net financial (expense) income	64	(259)	..
			Net (expense) income from investments	33	(216)	..
			Income before extraordinary income and income taxes	10,869	9,913	(8.8)
			Net extraordinary income (expense)	(512)	1,838	..
			Income before income taxes	10,357	11,751	13.5
			Income taxes	(4,335)	(3,529)	(18.6)
			Income before minority interest	6,022	8,222	36.5
			Minority interest	(251)	(477)	90.0
			Net income	5,771	7,745	34.2

Eni’s preliminary consolidated financial statements at December 31, 2001 showed a net income of euro 7,745 million, with an increase of euro 1,974 million over 2000, up 34.2%, mainly due to: (i) an euro 2,350 million increase in net extraordinary income related to higher gains on disposals (euro 3,353 million) generated in particular by the offering of 40.24% of the share capital of Snam Rete Gas SpA, the sale of part of the Group’s real estate portfolio and of the Polyurethane business in the Petrochemical segment, offset in part by an euro 1,003 million increase in extraordinary expense due to higher restructuring charges, in particular in the Petrochemical segment; (ii) lower income taxes (euro 806 million) related to the effects of the voluntary revaluation of assets as per Law 342/2000 carried out by some of Eni’s subsidiaries in 2000. These positive factors were offset in part by: (i) an euro 384 million decrease in operating income (down 3.6%) due in particular to the decline in oil prices; (ii) the negative change amounting to euro 323 million in the balance of financial income/expense due to higher net borrowings; (iii) the negative change amounting to euro 249 million of the balance of income/loss on investments due mainly to higher losses recorded by subsidiaries; (iv) the share of profits of Snam Rete Gas attributed to minorities due to the offering (euro 232 million). Despite the 16% decline in selling prices realized by Eni on oil and the euro 336 million decrease in operating income generated by the Petrochemical segment, net income before non-recurring items (minus euro 1,995 million) and the attribution to minorities of net income generated by Snam Rete Gas (plus euro 232 million) increased by 3.1% (euro 5,982 million as compared to euro 5,804 million in 2000).

In 2001 daily hydrocarbon production amounted to 1,369,000 barrels of oil equivalent (boe) with an increase of 182,000 boe over 2000, up 15.3%. In February 2002 daily production amounted to 1,466,000 boe. The 15.3% increase launches Eni towards the daily production target of 1.7 million boe set for 2005 which Eni can attain by developing assets in portfolio. Production increase in 2001 (207,000 boe, up 24.2%) was obtained entirely outside Italy due to the acquisition of Lasmo (201,000 boe) and internal production growth and startups in particular in fields located in the United Kingdom, Egypt (gas), Norway, the Congo and Angola, whose effects were offset in part by declines in some fields. The share of production outside Italy was 78% (71% in 2000). In Italy production decreased by 25,000 boe, down 7.5%, due in particular to the decline of gas fields, whose effects were offset in part by startups of natural gas fields in the Adriatic offshore and production increases in the Val d’Agri following the entry into service of the Monte Alpi pipeline carrying oil to Eni’s Taranto refinery in the fourth quarter of 2001.

Proved hydrocarbon reserves reached 6,929 million boe, a 921 million boe increase over December 31, 2000, up 15.3%. The 1,432 million boe increase in reserves, of which 764 million boe deriving from acquisitions, was offset in part by production and disposals. The increase in proved reserves allowed to replace 282% of production; 142% without taking into account the effect of the acquisition of Lasmo. The average reserve life index is 13.7 years (14 at December 31, 2000).

Cost reduction and efficiency improvement actions allowed to obtain savings amounting to euro 475 million (including Lasmo), offsetting almost completely increases due to salary increases, inflation and the effect of the appreciation of the dollar over the euro. Savings obtained in 2001 brought total savings in the 1999-2001 period to euro 1,196 million, or 40% of the euro 3 billion target set for 2005.

Return on average capital employed (ROACE)1 increased significantly to 24% (21.5% in 2000).

OPERATING INCOME

(million €)
Fourth quarter

2000	2001	% Ch.		2000	2001	% Ch.

2,192	1,355	(38.2)	Exploration and Production	6,603	5,984	(9.4)
882	1,240	40.6	Natural Gas	3,150	3,606	14.5
1	31	3,000.0	Electricity Generation	28	66	135.7
318	53	(83.3)	Refining and Marketing	986	985	(0.1)
(36)	(149)	313.9	Petrochemicals	4	(332)	..
73	113	54.8	Oilfield Services and Engineering	144	255	77.1
(7)	(55)	685.7	Other activities	(143)	(176)	23.1
3,423	2,588	(24.4)		10,772	10,388	(3.6)

Eni’s operating income (euro 10,388 million) decreased by euro 384 million over 2000, down 3.6% (1.8% without taking into account the impact of non-recurring items) due to:

•	a decrease in operating income generated by the Exploration and Production segment (euro 619 million, down 9.4%), due mainly to the decline in selling prices realized by Eni on oil (down 16%), whose effects were offset in part by the contribution of Lasmo (euro 275 million), increased natural gas production sold in Italy (5.4 million boe, up 6.1%), higher selling prices realized by Eni on natural gas (up 1.5%), the appreciation of the dollar over the euro (3%) and lower costs;

•	an euro 336 million increase in losses registered by the Petrochemical segment (its operating loss amounted to euro 332 million as compared to the operating income of euro 4 million generated in 2000) due mainly to a decline in product margins (down 14%) and volumes sold (down 6%) related to the decline in demand for petrochemical products, as well as the effect of lower prices on inventories evaluation.

These decreases were offset in part by:

•	an increase in operating income generated by the Natural Gas segment (euro 456 million, up 14.5%), due mainly to higher margins on primary distribution, a decrease in costs, as well as higher volumes sold in Italy and outside Italy in secondary distribution, whose effects were offset in part by a change in the sale mix of products sold in primary distribution and lower margins in secondary distribution;

•	an increase in operating income of the Oilfield Services and Engineering segment (euro 111 million, up 77.1%), resulting from the positive trend of the oilfield services activity;

•	an increase in operating income of the Electricity Generation segment (euro 38 million, up 135.7%), resulting mainly from higher selling margins of electricity.

(1)	Ratio between net income before minority interests, plus net financial charges on net financial debt less the related tax effect and net average capital employed.

Operating income generated by the Refining and Marketing segment (euro 985 million) remained at approximately the same level of year 2000, as the decline in refining margins (margin on Brent was down 50.6%) was almost completely offset by an increase in retail margins of refined products in Europe, lower provisions to the reserve for environmental charges and lower costs.

Total capital expenditures were euro 11,209 million increasing by euro 1,394 million over 2000, up 14.2%. Capital expenditures for investments amounted to euro 4,632 million (4,384 in 2000) and referred in particular to the completion of the purchase of Lasmo for a total of euro 4,128 million (including net borrowings for euro 970 million), the purchase of 50% of Polimeri Europa, the remaining 50% already owned by Eni (euro 204 million) and of three engineering companies (for a total of euro 69 million) in the oilfield services activity. Capital expenditures in tangible and intangible assets amounted to euro 6,577 million, up 21.1%, and approximately 81% of these related to the Exploration and Production, Natural Gas and Electricity Generation segments.

Net borrowings amounted to euro 9,888 million, an euro 2,146 million increase over December 31, 2000 as compared to approximately euro 16 billion used. Cash provided from operating activities and gains from disposals (related in particular to the euro 2,202 million generated by the offering of 40.24% of the share capital of Snam Rete Gas, euro 1,400 million generated by the sale of real estate and euro 424 million generated by the sale of the Polyurethane business) allowed to cover most of Eni’s financial requirements for: (i) capital expenditures and investments (euro 11,209 million); (ii) the payment of substitute taxes (euro 2,166 million) concerning the voluntary revaluation of assets as per Law 342/2000; (iii) distribution of dividends for 2000 (euro 1,664 million); (iv) own shares buy-back (euro 1,494 million). The net borrowings-to-equity ratio, including minority interests, was 0.34 (0.32 at December 31, 2000).

In 2001, a total of 110 million own shares for euro 1,494 million (at the average price of euro 13.58 per share) were purchased. From the beginning of the share buy-back program (September 1, 2000) to February 26, 2002 Eni purchased 158 million own shares, corresponding to 3.96% of its share capital, for a total of euro 2,126 million (at an average price of euro 13.42 per share), which corresponds to 62.52% of the maximum amount authorized by the General Shareholders’ Meeting (euro 3.4 billion).

Eni’s net sales from operations amounted to euro 48,925 million, representing an euro 987 million increase over 2000, up 2.1%, due mainly to higher prices of natural gas, higher hydrocarbon production sold, the appreciation of the dollar over the euro and higher activity levels in the Oilfield Services and Engineering segment. These positive factors were offset in part by the decline in international oil prices and in the prices of main downstream products, as well as in volumes of petrochemical products sold.

Depreciation, amortization and writedown charges (euro 4,771 million) increased by euro 928 million over 2000, up 24.1%, in particular in the Exploration and Production segment (euro 799 million), resulting from the inclusion in consolidation of Lasmo (euro 810 million).

Net financial expense totaled euro 259 million, as compared to net financial income of euro 64 million in 2000. The euro 323 million change is due to higher financial charges, related to the increase in average net borrowings, as well as expense determined by exchange rate differences, as compared to income recorded in 2000.

Net expense on investments amounted to euro 216 million (as compared to a net income of euro 33 million in 2000). The euro 249 million change was mainly related to higher losses of Galp Energia SGPS SA (euro 99 million, which includes non-recurring expense for euro 82 million) and the euro 209 million losses of Polimeri Europa Srl (as compared to a net income of euro 35 million in 2000).

Net extraordinary income totaled euro 1,838 million, representing the balance of: (i) extraordinary income concerning mainly gains deriving from the offering of 40.24% of the share capital of Snam Rete Gas (euro 2,453 million), the sale of part of Eni’s real estate portfolio (approximately euro 700 million) and of the Polyurethane business (euro 211 million), as well as the cancellation by the Council of State of the fine that had been inflicted upon AgipPetroli SpA by the Antitrust Authority and had been prudentially recorded in the 2000 financial statements (euro 112 million); (ii) extraordinary expense concerning mainly restructuring charges in the Petrochemical segment (euro 1,283 million) and redundancy incentives (euro 237 million).

Income taxes (euro 3,529 million) decreased by euro 806 million of over 2000, due to: (i) the effect of the application in 2000 of the voluntary revaluation of assets as per Law 342/2000; (ii) a higher taxable income at the reduced 19% rate as provided for by Legislative Decree No. 466/97 related to dual income tax; (iii) a decrease in Irpeg rate (from 37 to 36%). These positive factors were offset in part by increased tax rates of foreign subsidiaries.

Positive non-recurring items (euro 1,995 million) including fiscal effects concerned: (i) net expense of euro 137 million in operating income related to the devaluation of assets in the Exploration and Production segment and the negative effect of inventory evaluation; (ii) non-recurring charges on subsidiaries accounted for with the equity method (euro 116 million); (iii) net extraordinary income (euro 2,248 million).

OPERATING AND ECONOMIC REVIEW
BY SEGMENT

EXPLORATION AND PRODUCTION

Fourth quarter

2000	2001	% Ch.		2000	2001	% Ch.

2,192	1,355	(38.2)	Operating income (million euro)	6,603	5,984	(9.4)
1,207	1,408	16.7	Daily production of hydrocarbons (thousand boe)	1,187	1,369	15.3
315	319	1.3	Italy	333	308	(7.5)
324	322	(0.6)	North Africa	306	317	3.6
230	238	3.5	West Africa	224	233	4.0
173	308	78.0	North Sea	168	288	71.4
165	221	33.9	Rest of world	156	223	42.9
120.0	148.5	23.8	Hydrocarbon production sold (million boe)	428	499.7	16.8

2001
Operating income in 2001 totaled euro 5,984 million, a decrease of euro 619 million over 2000, down 9.4%, due mainly to: (i) lower selling prices realized by Eni on oil (down 16%); (ii) lower oil production sold in Italy (3.5 million barrels, down 12.5%) and outside Italy (4 million barrels, down 1.7%, excluding Lasmo’s contribution); (iii) devaluations of assets (euro 88 million). These negative factors were offset in part by: (i) the contribution of Lasmo (euro 275 million); (ii) increased natural gas production sold in Italy (5.4 million boe, up 6.1%) related to higher withdrawals from storage; (iii) higher prices realized by Eni on natural gas (up 1.5%); (iv) the appreciation of the dollar over the euro; (v) cost reductions (approximately euro 137 million) related to synergies deriving from the integration of purchased companies, the streamlining of exploration expenditure and management choices.

In 2001 daily hydrocarbon production amounted to 1,369,000 boe with a 182,000 boe increase over 2000, up 15.3%. This increase amounted to 14% without taking into account produced for own consumption2. The contribution of acquisitions (204,000 boe) related to the acquisition of Lasmo (201,000 boe) and 30% of the T-Block fields in the North Sea (3,000 boe). Internal growth was due in particular to: (i) new startups mainly in the United Kingdom, Egypt (gas), Norway, the Congo and Angola; (ii) production growth mainly in Nigeria and Norway, whose effects offset in part declines in Italy, the United States, Egypt (oil) and the Congo. Production outside Italy accounted for 78% of the total (71 in 2000).

Daily production of oil and condensates (857,000 barrels) increased by 109,000 barrels, up 14.6%, due to the contribution of the acquisition of Lasmo (126,000 barrels) and to increases registered outside Italy (29,000 barrels), in particular in: (i) Nigeria for increased activity; (ii) the United Kingdom due to the purchase of a 30% share in the T-Block fields and the startup of the Elgin/Franklin fields; (iii) Norway in the Aasgard, Norne and Ekofisk fields. Such increases were offset in part by declines in: (i) Italy (7,000 barrels) in particular in the Villafortuna and Aquila fields, offset in part by increases in the Val d’Agri, related to the entry into service of the Monte Alpi pipeline linking the Viggiano oil center to Eni’s refinery in Taranto; (ii) outside Italy (39,000 barrels), in particular in Egypt (Belayim and Ashrafi fields), the United States (Europa and Morpeth fields), and Kazakhstan due to the temporary standstill of production resulting from a fiscal dispute between Russia and Kazakhstan.

Daily production of natural gas (512,000 boe) increased by 73,000 boe, up 16.6%, due to the contribution of the acquisition of Lasmo (75,000 boe) and to increases registered outside Italy (22,000 boe) in: (i) Egypt for the startup of fields in the El Temsah concession in the Nile Delta offshore; (ii) Nigeria due to the increase in LNG volumes processed at Bonny (Eni’s share 10.4%); (iii) Norway for increased production in the Aasgard and Norne natural gas fields. Such increases were offset in part by declines: (i) in Italy (17,000 boe) due to the decline of the Porto Garibaldi-Agostino, Cervia-Arianna, Angela-Angelina and Barbara

(2)	Starting in 2001 financial statements, production of natural gas used for own consumption in countries where there is an alternative market is included in production. The effect in 2001 and in the fourth quarter of 2001 was 16,000 and 17,000 boe/day respectively (15,000 and 16,000 in 2000).

fields in the Adriatic offshore, whose effects were offset in part by the startup of the Naomi/Pandora, Camilla and Emilio fields in the Adriatic offshore; (ii) outside Italy (7,000 boe) mainly in the United States and Kazakhstan (for the reasons stated above).

Hydrocarbon production sold amounted to 499.7 million boe (428 in 2000) roughly corresponding to production. Natural gas withdrawn from storage for 9.1 million boe (1.44 billion cubic meters) was offset by production used for own consumption (6 million boe), decreased hydrocarbon withdrawals as compared to allotted shares (underlifting)3 and by royalties in kind outside Italy (2.4 million boe) as well as higher oil inventories in Italy (0.7 million barrels). About 68% of oil and condensates production sold (311 million barrels) was destined to Eni’s Refining and Marketing segment (70% in 2000). About 47% of natural gas production sold (30.5 billion cubic meters) was destined to Eni’s Natural Gas segment (54% in 2000).

Estimated proved reserves of hydrocarbons at December 31, 2001 amounted to 6,929 million boe (oil and condensates 3,948 million barrels; natural gas 2,981 million boe) with a 921 million boe increase over 2000, up 15.3%, due to: (i) acquisitions (764 million boe), mainly Lasmo; (ii) revisions of previous estimates and improved recovery (548 million boe); (iii) new discoveries and extensions (120 million boe). Such increases were offset in part by production for the year and disposals (5 million boe).

Increases in proved reserves allowed to replace 282% of production (226% was the average for the 1999-2001 period); this percentage decreases to 142% (175% was the 1999-2001 average) without taking into account the effect of the acquisition of Lasmo. The average reserve life index was 13.7 years (14 in 2000).

Fourth quarter
Operating income in the fourth quarter of 2001 totaled euro 1,355 million, a decrease of euro 837 million over the fourth quarter of 2000, down 38.2%, due mainly to: (i) lower selling prices realized by Eni on oil (down 33.8%) and natural gas (down 23.2%); (ii) lower production sold outside Italy (2.3 million boe, down 2.7%, excluding Lasmo’s contribution); (iii) devaluations of assets (euro 88 million). These negative factors were offset in part by increased natural gas production sold in Italy (12.7 million boe, up 43.8%), the contribution of Lasmo (euro 72 million).

In the fourth quarter of 2001 daily hydrocarbon production amounted to 1,408,000 boe (oil and condensates 883,000 barrels, natural gas 525,000 boe) with a 200,000 boe increase, up 16.6%, due to: (i) the acquisition of Lasmo (206,000 boe); (ii) increased production registered outside Italy (49,000 boe) mainly in the United Kingdom for the startup of the Elgin/Franklin fields and the acquisition of 30% of the T-Block fields, and in Angola, Croatia, Nigeria and Ecuador. These increases were offset in part by a decline in production (60,000 boe) in Kazakhstan (due to a fiscal dispute between Russia and Kazakhstan which affected production in the fourth quarter by approximately 20,000 boe), Egypt, the United States, Norway and Tunisia. In Italy production (319,000 boe) was substantially stable: increased production in Val d’Agri and startups of gas fields in the Adriatic offshore were offset by declines in mature fields.

(3)	Agreements between partners regulate the right to withdraw proportional amounts of production in the period. Higher or lower volumes withdrawn as compared to entitlements determine a temporary over or underlifting.

RESULTS OF OPERATIONS OF LASMO

(million €)
Fourth quarter

2001		2001

315	Net sales from operations	1,586
(92)	Operating expenses	(501)
223	Gross operating margin	1,085
(113)	Depreciation, amortization and writedowns	(532)
110	Operating income before amortization of difference of purchase price over net book value	553
(38)	Amortization of difference of purchase price over net book value	(278)
72	Operating income	275

NATURAL GAS

Fourth quarter

2000	2001	% Ch.		2000	2001	% Ch.

882	1,240	40.6	Operating income (million euro)	3,150	3,606	14.5
16.79	19.45	15.8	Sales in primary distribution (billion cubic meters)	61.25	61.96	1.2
16.49	17.80	7.9	Italy	59.92	58.89	(1.7)
9.42	10.77	14.3	Wholesalers	30.26	30.83	1.9
7.07	7.03	(0.6)	End customers	29.66	28.06	(5.4)
4.35	3.97	(8.7)	- Industrial users	16.79	15.25	(9.2)
1.26	1.22	(3.2)	- Industrial electricity producers	4.65	5.39	15.9
1.46	1.84	26.0	- Distributors of electricity	8.22	7.42	(9.7)
0.30	1.65	450.0	Europe	1.33	3.07	130.8
0.25	1.62	548.0	In Europe destined to Italy	1.28	3.01	135.2
0.05	0.03	(40.0)	European market	0.05	0.06	20.0
22.67	18.18	(19.8)	Transport in Italy (billion cubic meters)	73.18	69.58	(4.9)
20.30	14.39	(29.1)	Eni's primary distribution (1)	63.73	58.17	(8.7)
2.37	3.79	59.9	Third parties	9.45	11.41	20.7
1.34	3.13	133.6	Transport outside Italy (billion cubic meters)	5.25	5.35	1.9

(1)	Include amounts destined to domestic storage.

2001
Operating income in 2001 amounted to euro 3,606 million with an increase of euro 456 million, up 14.5% over 2000 due essentially to: (i) higher margins for natural gas sold in primary distribution4, related to the appreciation of the dollar over the euro and to the effects of the positive trend of parameters to which the price of natural gas is contractually indexed as compared to that of supplies especially in the first half of 2001; (ii) lower costs (approximately euro 56 million) related to streamlining and disposals which were partly offset by salary increases and inflation; (iii) increased volumes sold in secondary distribution in Italy (0.19 billion cubic meters, up 2.4%) and outside Italy (0.43 billion cubic meters, up 12.4%). These positive factors were offset in part by: (i) a change in the sales mix in primary distribution, related to the higher share of

(4)	With a decision published on June 26, 2001, the Council of State confirmed decision No. 193 of December 22, 1999 of the Authority for Electricity and Gas which ordered, from January 1, 2000, a decrease of 23.7 lire per cubic meter in the final tariffs of natural gas charged by companies distributing natural gas, with reference to the portion of the tariff aimed at covering raw material costs. In 2000 Eni prudentially allocated such amounts to the reserve for contingencies awaiting for the conclusion of appeals. This decision of the Council of State therefore had no effects on the change in margins.

volumes sold in Europe destined to Italy; (ii) lower margins in secondary distribution related to the new tariff regime imposed by the Authority for Electricity and Gas with decision No. 237 of December 28, 20005.

Natural gas sales in primary distribution (61.96 billion cubic meters) increased by 0.71 billion cubic meters, up 1.2%, due essentially to higher sales in Europe destined to Italy (1.73 billion cubic meters) following the progressive coming into full operation of supplies to Promgas SpA and to the beginning of supplies to Plurigas SpA, Sondel SpA, Dalmine Energia SpA and Energia SpA (1.2 billion cubic meters), offset in part by lower sales in Italy (1.03 billion cubic meters).

Sales of natural gas in Italy (58.89 billion cubic meters) decreased by 1.03 billion cubic meters, down 1.7%, due mainly to lower sales to industrial users (1.54 billion cubic meters), also related to increased sales in Europe destined to Italy, and lower withdrawals by Enel (0.85 billion cubic meters). These decreases were partially offset by higher sales to industrial electricity producers (0.74 billion cubic meters) and to residential and commercial users (0.57 billion cubic meters). Overall direct sales to final customers amounted to approximately 33.8 billion cubic meters, which corresponds to 45.8% of final consumption (net of own consumption).

Sales of natural gas in secondary distribution in Italy (8.11 billion cubic meters) increased by 0.19 billion cubic meters, up 2.4%, due to cold weather in the fourth quarter of 2001 and an 108,000 increase in the number of customers (5.56 million as of December 31, 2001). The number of municipalities served at December 31, 2001 was 1,191 (1,162 at December 31, 2000).

Sales in secondary distribution outside Italy (3.91 billion cubic meters) increased by 0.43 billion cubic meters, up 12.4%, mainly in Hungary.

Eni transported 69.58 billion cubic meters of natural gas on its primary transmission network in Italy (73.18 in 2000), of which 58.17 billion cubic meters on behalf of Eni’s primary distribution. This corresponds to a decrease of 5.56 billion cubic meters due to lower sales and to the fact that in 2000 about 2.43 billion cubic meters of natural gas were input to storage to cover the technical level of the system, while in 2001 natural gas was withdrawn from storage6 . In Italy volumes transported on behalf of third parties (11.41 billion cubic meters) increased by 1.96 billion cubic meters, up 20.7% in line with the increase in sales in Europe destined to Italy. Volumes transported outside Italy supplying local markets (5.35 billion cubic meters) increased by 0.10 billion cubic meters, up 1.9%, in particular for increased volumes transported in Austria. Overall, Eni’s input into the Italian pipeline network totaled about 59.5% of the total, net of own consumption.

Fourth Quarter
Operating income in the fourth quarter of 2001 amounted to euro 1,240 million with an increase of euro 358 million, up 40.6% over the fourth quarter of 2000 due essentially to higher margins for natural gas sold in primary distribution and increased volumes sold in primary distribution (in Italy and in Europe destined to Italy) and in secondary distribution in Italy and outside Italy. These positive factors were offset in part by lower margins in secondary distribution related to the new tariff regime imposed by the Authority for Electricity and Gas.

Natural gas sales in primary distribution (19.45 billion cubic meters) increased by 2.66 billion cubic meters, up 15.8%. In Italy sales increased by 1.31 billion cubic meters, up 7.9%, due to increased sales to residential and commercial users (1.35 billion cubic meters) due to a cold winter and to the thermoelectric industry (0.38 billion cubic meters) offset in part by lower sales to industrial customers (0.38 billion cubic meters). Sales in Europe destined to Italy (1.62 billion cubic meters) increased by 1.37 billion cubic meters following the startup of supplies to Plurigas SpA, Sondel SpA, Dalmine Energia SpA and Energia SpA.

Sales of natural gas in secondary distribution in Italy (2.90 billion cubic meters) increased by 0.45 billion cubic meters, up 18.4%. Sales outside Italy (1.35 billion cubic meters) increased by 0.36 billion cubic meters, up 36.4%.

(5)	On June 13, 2001, the Regional Administrative Court of Lombardia accepted the claim of the association of companies distributing natural gas to non-eligible customers who disputed the parameters used by the Authority for determining the cost of capital employed which in turn determines the revenues threshold of such companies. The Authority filed a claim to the Council of State against the Court’s decision. Eni applied the criteria suggested by the Authority to its determination of revenues.

(6)	Withdrawals from storage are not part of transported volumes.

Eni transported 3.79 billion cubic meters of natural gas on its transmission network in Italy on behalf of third parties with an increase of 1.4 billion cubic meters, up 59.9% in line with the increase in sales in Europe destined to Italy.

ELECTRICITY GENERATION

Fourth quarter

2000	2001	% Ch.		2000	2001	% Ch.

1	31	3,000.0	Operating income (million euro)	28	66	135.7
			Purchases
220	202	(8.2)	Natural gas (million cubic meters)	827	784	(5.2)
243	248	2.1	Other fuels (thousand tons of oil equivalent)	842	936	11.2
			Sales
1,299	1,306	0.5	Electricity (gigawatthour)	4,766	4,987	4.6
	524		Electricity trading (gigawatthour)		1,560	..
2,544	2,455	(3.5)	Steam (thousand tons)	9,535	10,025	5.1

2001
Operating income in 2001 amounted to euro 66 million, an euro 38 million increase, up 135.7%, due to higher margins on electricity sales, in particular in the fourth quarter, resulting from the positive trend in the fuel scenario. The increase in electricity and steam production sold and margins of trading activities (operational since January 2001) contributed also to the increase in operating income.

Electricity sales in 2001 amounted to 4,987 gigawatthour, 25% of which to other Eni companies. Sales of purchased electricity to eligible customers amounted to 1,560 gigawatthour, of these 1,352 gigawatthour were imported.

Fourth quarter
Operating income in the fourth quarter of 2001 amounted to euro 31 million, an euro 30 million increase over the fourth quarter of 2000, due to higher margins on electricity sales and, to a lesser extent, margins of trading activities.

REFINING AND MARKETING

Fourth quarter

2000	2001	% Ch.		2000	2001	% Ch.

318	53	(83.3)	Operating income (million euro)	986	985	(0.1)
14.75	13.84	(6.2)	Sales (million tons)	53.46	53.24	(0.4)
2.89	2.90	0.3	Retail sales Italy	11.57	11.64	0.6
0.86	1.07	24.4	Retail sales outside Italy	3.78	4.18	10.6
3.05	3.11	2.0	Wholesale sales Italy	11.10	11.24	1.3
1.29	1.40	8.5	Wholesale sales outside Italy (1)	5.46	5.55	1.6
6.66	5.36	(19.5)	Other sales (1)	21.55	20.63	(4.3)

(1)	From 2001 MTBE sales, formerly included in wholesale sales, are included in other sales. Sales in 2000 and in the fourth quarter of 2000 were therefore adjusted by 700,000 and 150,000 tons.

2001
Operating income for 2001 amounted to euro 985 million, substantially stable on the high levels of 2000 due to: (i) higher selling margins on European retail markets and higher LPG margins; (ii) lower provisions to the environmental risk reserve (euro 95 million); (iii) lower costs (approximately euro 100 million) related to streamlining that substantially offset salary increases, inflation and the appreciation of the dollar over the euro; (iv) lower asset devaluations (euro 36 million); (v) a profit relating to withdrawals from inventories (euro 36 million). These positive factors were offset by a decline in refining results due to a price environment less positive than the exceptional scenario of 2000, whose effects were offset in part by higher margins for the refineries located on continental Italy (resulting from increased CIF/FOB differentials), higher processing yields related also to the higher profitability of crudes supplied and the appreciation of the dollar over the euro.

Refinery intake (41.44 million tons) decreased by 3.24 million tons over 2000, down 7.3%, due to lower sales. Eni continued its strategy of obtaining a better balance of its refining capacity, focusing on refineries nearer to their end markets. This is why Eni’s processing contract with Saras was revised, reducing processing volumes from 4.7 to 2.2 million tons/year. The average capacity utilization rate of wholly-owned refineries was 97% in 2001, slightly lower than in 2000 (99%) due to lower processing on behalf of third parties (1.96 million tons) offset in part by higher processing on own behalf (1.27 million tons). About 29.1% of all oil processed came from Eni’s Exploration and Production segment (31.6% in 2000).

Sales of refined products (53.24 million tons) decreased by 0.22 million tons, down 0.4%, due mainly to lower sales to Eni’s Petrochemical segment (0.66 million tons) and to oil companies and traders (0.24 million tons) offset in part by higher retail and wholesale sales in Italy and outside Italy.

Retail and wholesale sales of refined products in Italy (22.88 million tons) increased by 210,000 tons, up 0.9%, due to higher sales of gasoil on wholesale markets and gasoil for automotive purposes on retail markets favored also by the increased use of corporate credit cards, offset in part by the sale/closure of 851 service stations.

Retail and wholesale sales of refined products outside Italy (9.73 million tons) increased by 490,000 tons, up 5.3%, due to the purchase of service stations in Brazil and France.

At December 31, 2001, Eni’s retail distribution network consisted of 11,707 service stations (of which 8,351 in Italy), representing a reduction of 378 units over December 31, 2000, due to: (i) the sale of 255 service stations and the closure of 596 service stations (of which 354 owned) in Italy offset in part by the opening of 28 new service stations and the acquisition of 129 new lease contracts; (ii) outside Italy, an increase of 316 service stations in Brazil and France, offset in part by the streamlining of the existing network.

Fourth quarter
Operating income in the fourth quarter of 2001 amounted to euro 53 million, with an euro 265 million decrease over the fourth quarter of 2000, down 83.3%, due mainly to a decline in refining margins and lower processing on own account. These negative factors were offset in part by higher selling margins on European retail markets and LPG markets and by lower asset devaluations (euro 36 million) as well as lower provisions to the environmental risk reserve (euro 21 million).

Refinery intake in Italy and outside Italy (10.77 million tons) decreased by 1.35 million tons, down 11.1%. Sales of petroleum products (13.84 million tons) decreased by 0.91 million tons, down 6.2%, due to lower sales to Eni’s Petrochemical segment and, outside Italy, to oil companies and traders, offset in part by higher retail and wholesale sales in Italy and outside Italy.

PETROCHEMICALS

Fourth quarter

2000	2001	% Ch.		2000	2001	% Ch.

(36)	(149)	313.9	Operating income (million euro)	4	(332)	..
1,419	1,253	(11.7)	Sales (thousand tons)	5,616	5,233	(6.8)
1,079	1,028	(4.7)	Basic petrochemicals	4,227	4,122	(2.5)
217	120	(44.7)	Polymers	887	665	(25.0)
123	105	(14.6)	Elastomers	502	446	(11.2)

2001
In 2001 the Petrochemical segment registered an operating loss amounting to euro 332 million, as compared to an operating income of euro 4 million generated in 2000. This euro 336 million decline was due to: (i) the negative impact of the decline in prices on the valuation of stocks (euro 100 million as compared to the positive effect of euro 80 million of 2000); (ii) lower product margins (down in average 14%) due to a decline in selling prices only partly offset by the decline of prices in euro of oil-based feedstocks; (iii) a 6% decline in volumes sold related to declining demand, lower product availability and the sale of the Polyurethane business. These negative factors were offset in part by lower costs related to streamlining and divestments (approximately euro 92 million), only partially offset by salary increases and inflation and by lower recurring environmental charges.

Sales of petrochemical products (5,233,000 tons) decreased by 383,000 tons, down 6.8%, due to: (i) lower demand, which concerned all areas in particular polyethylene, polystyrene and elastomers; (ii) lower ethylene withdrawals by Polimeri Europa; (iii) lower availability deriving from planned plant standstills in particular in olefins, aromatics and intermediate products; (iv) the sale of the Polyurethane division.

Production (7,830,000 tons) decreased by 702,000 tons, down 8.2%. The decrease concerned all areas, in particular polyethylene, elastomers, aromatics and olefins.

Fourth quarter
In the fourth quarter of 2001 the Petrochemical segment registered an operating loss amounting to euro 149 million, with an euro 113 million increase over the fourth quarter of 2000, down 313.9%, due to: (i) the negative impact of the decline in prices on the valuation of inventories; (ii) lower product margins and volumes sold. These negative factors were offset in part by lower costs.

Sales of petrochemical products (1,253,000 tons) decreased by 166,000 tons, down 11.7%, due to lower demand, in particular for polyethylene, elastomers and polystyrene. Production (1,759,000 tons) decreased by 314,000 tons, down 15.1%. The decrease concerned in particular polyethylene, olefins, aromatics and elastomers.

OIL FIELD SERVICES AND ENGINEERING

Fourth quarter

2000	2001	% Ch.		2000	2001	% Ch.

73	113	54.8	Operating income (million euro)	144	255	77.1
			Order backlog (million euro)	6,638	6,937	4.5
			Oilfield services	2,630	2,853	8.5
			Engineering	4,008	4,084	1.9

2001
Operating income in 2001 amounted to euro 255 million, with an euro 111 million increase over 2000, up 77.1%. Operating income of oilfield services amounted to euro 256 million, with an increase of euro 115 million, up 81.6% due to the contribution of the Blue Stream contract, to an increased use of the Scarabeo 7 and Saipem 10000 vessels, the recovery of demand and higher profitability of orders in the Onshore construction area, whose effects were offset in part by higher depreciation and amortization charges related to the entry into service of new vessels and investments concerning ongoing projects. Engineering activities registered an operating breakeven as compared to the income of euro 3 million generated in 2000. This decline is due mainly to the prudential provision to the reserve for contingencies on nearly completed projects in the chemicals and fertilizers area offset in part by the proceeds recorded after the payment of insurance damage, improvements in the Field upstream facilities and pipelines and Energy areas and the contribution of the contract for the construction of the high capacity/high velocity train tracks from Milan to Bologna. The results obtained from the completion of joint-venture projects (euro 22 million in 2001 and euro 16 million in 2000) are recorded under investments.

In 2001, orders acquired amounted to euro 3,716 million, as compared to euro 4,709 million in 2000. Of these 92% related to work to be carried out outside Italy, while 15% represented work originated by Eni companies. Eni’s order backlog amounted to euro 6,937 million at December 31, 2001, as compared to euro 6,638 million at December 31, 2000. Orders from Eni companies amounted to 11% of the total, while projects to be carried out outside Italy amounted to 65%.

Fourth quarter
Operating income in the fourth quarter of 2001 amounted to euro 113 million with an increase of euro 40 million, up 54.8%, due to the engineering activity which recorded an operating income of euro 20 million, as compared to the breakeven situation of the fourth quarter of 2000 and to oilfield services which recorded an euro 20 million increase in operating income, up 27.4%.

MAIN MARKET INDICATORS

Fourth quarter

2000	2001	% Ch.		2000	2001	% Ch.

29.53	19.38	(34.4)	Average price of Brent dated crude oil (1)	28.39	24.46	(13.8)
4.72	1.88	(60.2)	Average European refining margin (2)	3.99	1.97	(50.6)
0.870	0.896	3.0	Average euro/USD exchange rate	0.924	0.896	(3.0)
5.0	3.4	(32.0)	Euribor - Three-month euro (3)	4.4	4.3	(2.3)

(1)	In USD/barrel. Source: Platt’s Oilgram.

(2)	In USD/barrel FOB Mediterranean market, Brent crude, lead free gasoline. Eni calculations based on Platt’s Oilgram data.

(3)	Percentage.

NET SALES FROM OPERATIONS

(million €)
Fourth quarter

2000	2001	% Ch.		2000	2001	% Ch.

4,054	3,702	(8.7)	Exploration and Production	12,308	13,960	13.4
4,628	4,714	1.9	Natural Gas	13,935	15,495	11.2
149	162	8.7	Electricity Generation	492	603	22.6
7,524	4,896	(34.9)	Refining and Marketing	25,462	22,083	(13.3)
1,593	990	(37.9)	Petrochemicals	6,018	4,761	(20.9)
726	1,133	56.1	Oilfield Services and Engineering	2,146	3,127	45.7
117	219	87.2	Other activities	608	763	25.5
(4,156)	(3,259)	(21.6)	Consolidation adjustment	(13,031)	(11,867)	(8.9)
14,635	12,557	(14.2)		47,938	48,925	2.1

DEPRECIATION , AMORTIZATION AND WRITE DOWNS

(million €)
Fourth quarter

2000	2001	% Ch.		2000	2001	% Ch.

708	843	19.1	Exploration and Production	2,364	3,163	33.8
139	165	18.7	Natural Gas	454	485	6.8
4	0	(100.0)	Electricity Generation	20	15	(25.0)
134	132	(1.5)	Refining and Marketing	502	508	1.2
77	57	(26.0)	Petrochemicals	273	251	(8.1)
38	70	84.2	Oilfield Services and Engineering	144	203	41.0
9	15	66.7	Other activities	31	46	48.4
1,109	1,282	15.6	Total amortization and depreciation	3,788	4,671	23.3
47	93	97.9	Writedowns	55	100	81.8
1,156	1,375	18.9		3,843	4,771	24.0

NET EXTRAORDINARY EXPENSE

(million €)
	2000	2001

Gains on disposals	86	3,467
Other extraordinary income	146	171
Extraordinary income	232	3,638
Restructuring costs:
Provisions for risks and future contingencies	(182)	(874)
Writedowns of fixed assets and losses from investments	(34)	(604)
Cost of redundancy incentives	(202)	(237)
	(418)	(1,715)
Other extraordinary expense	(326)	(85)
Extraordinary expense	(744)	(1,800)
	(512)	1,838

NON-RECURRING ITEMS

(million €)
Fourth quarter

2000	2001		2000	2001

(54)	(93)	Revaluations (writedowns) of assets	(55)	(100)
28	(76)	Revaluation of stocks	80	(69)
(26)	(169)	Non-recurring items in operating income	25	(169)
		of which:
	(81)	Exploration and Production		(88)
(5)	(3)	Natural Gas	(5)	(3)
(44)	(7)	Refining and Marketing	(45)	22
27	(78)	Petrochemicals	79	(100)
(4)		Others	(4)
		Income (expense) from investments		(182)
		Net extraordinary income (expense)	(512)	1,838
		Non-recurring items before taxes	(487)	1,487
		Taxes (estimated)	508	508
		Minority interests	(54)
		Non-recurring items after taxes	(33)	1,995

CONSOLIDATED BALANCE SHEET

(million €)
	2000	2001	% Ch.

Net capital employed	31,815	39,076	22.8
Shareholders’ equity	22,401	27,482	22.7
Minority interests	1,672	1,706	2.0
Net borrowings	7,742	9,888	27.7
Total liabilities and shareholders’ equity	31,815	39,076	22.8

CAPITAL EXPENDITURES

(million €)
Fourth quarter

2000	2001	% Ch.		2000	2001	% Ch.

1,147	1,239	8.0	Exploration and Production	3,539	4,276	20.8
355	214	(39.7)	Exploration	811	774	(4.6)
83	0		Purchase of mineral rights	416	75	(82.0)
709	1,025	44.6	Development	2,312	3,427	48.2
332	248	(25.3)	Natural Gas	780	802	2.8
12	18	50.0	Electricity Generation	14	263	1,778.6
272	261	(4.0)	Refining and Marketing	533	496	(6.9)
98	99	1.0	Petrochemicals	265	361	36.2
76	104	36.8	Oilfield Services and Engineering	245	304	24.1
26	32	23.1	Other activities	55	75	36.4
1,963	2,001	1.9	Capital expenditures in tangible and intangible assets	5,431	6,577	21.1
1,677	97	(94.2)	Financial investments	4,384	4,632	5.7
3,640	2,098	(42.4)		9,815	11,209	14.2